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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  -----             -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                          ------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                          ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes         No   X
                                  -----      -----

       If "Yes" is marked, indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-            .
                                                          ------------

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RESULT OF TENDER OFFER APPLICATION

On April 13, 2004, we announced that we would provide a tender offer for the 20% or 27,109,657 shares of minority common shares of Chohung Bank. The tender offer period was from April 26 to May 17, 2004. The following is the result of the tender offer application.


*    Number of common shares of Chohung Bank subject to the tender offer:
     27,109,657 or 20% of minority shares of Chohung Bank
*    Total number of common shares subscribed for the tender offer: 103,432,484
*    Tender offer price (purchasing price): KRW 3,500 per share
*    Total consideration: KRW 94.9 billion

As per our corporate announcement, if the tendered shares exceeded the 20% or 27,109,657 shares, we would only purchase the scheduled 27,109,657 shares on pro rata basis. Therefore, we will be purchasing about 26.2% of the total common shares subscribed for the tender offer.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date: May 18, 2004